FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to rule 13a-16 or 15d-16 of

The Securities Exchange Act of 1934

For the month of October, 2010

National Bank of Greece S.A.

(Translation of registrant’s name into English)

86 Eolou Street, 10232 Athens, Greece

(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F)

Form 20-F       ☒       Form 40-F       ☐

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes       ☐       No       ☒

[If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-               ]

NATIONAL BANK OF GREECE S.A.

ANNOUNCEMENT ON COMMENCEMENT OF TRADING OF THE NEW SHARES

National Bank of Greece SA (the Bank) informs investors that the trading on the Athens Exchange (ATHEX) of 121.408.315 new ordinary registered shares of the Bank (the New Shares), which were issued in the context of the Bank’s share capital increase in cash with pre-emption rights in favour of existing shareholders, as approved in the 10.09.2010 meeting of the Bank’s Board of Directors, will commence from 19.10.2010.

ATHEX approved on 15.10.2010 the listing to trade of the New Shares. New Shares held in the Greek Dematerialised Securities System will have been credited to investors’ shares and securities accounts on the date of commencement of trading.

For further information the shareholders may contact the Bank’s Shareholders Services at tel. 210-3343411 on business days and hours.

Athens, 15.10.2010

The shares of National Bank of Greece S.A. referred to in this press release have not been and will not be registered under the US Securities Act of 1933 (the “Securities Act”) and may not be offered or sold in the United States unless registered under the Securities Act or pursuant to an exemption from such registration.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

National Bank of Greece S.A.

/s/Apostolos Tamvakakis

(Registrant)

Date:15th October, 2010

Chief Executive Officer